American Bio Medica Corporation
                                 122 Smith Road
                           Kinderhook, New York 12106


                                                     December 14, 2006


Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   American Bio Medica Corporation
            Form 10-KSB for Fiscal Year Ended December 31, 2005
            Form 10-QSB for the Quarterly Period Ended March 31, 2006 Form 10-QSB for the Quarterly Period Ended June 30, 2006 File No. 000-28666

Dear Sir or Madam:

      On behalf of American Bio Medica Corporation (the "Company"), this letter serves as the Company's response to the additional items raised in your telephone call to our corporate counsel Richard L. Burstein on November 30, 2006, furnishing the comments of the United States Securities and Exchange Commission (the "Commission") relating to the Company's Form 10-KSB for the fiscal year ended December 31, 2005, Form 10-QSB for the quarterly period ended March 31, 2006 and Form 10-QSB for the quarterly period ended June 30, 2006.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

      Financial Statements, page F-1
      Notes to financial statements, page F-7
      Note A - The Company and Its Significant Accounting Policies, page F-7 [ 13 ] Accounting for stock -based compensation:, page F-9

      (a) Clarify whether the options that had their vesting accelerated to 12/14/05 were otherwise exercisable prior to that date and if so, how and when they became exercisable.

            Company's Reply: The options that had their vesting accelerated to 12/14/05 were not exercisable prior to 12/14/05. By accelerating the vesting they became exercisable at 12/14/05. Apart from the vesting period, the Company did not alter any of the original terms of the options.

      (b) If, the options referred to in (a) were exercisable prior to 1/1/05, how would the disclosures on page F-18 of the Company's 10-KSB for the year ending 12/31/04 be correct?

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006
Page 2

            Company's Reply: The options that had their vesting accelerated to 12/14/05 were not exercisable prior to 1/1/05.

      (c) Explain why the terms of vesting and excercisability do not coincide with each other.

            Company's Reply: It the Company's belief that the terms of vesting and exercisability do coincide.

Note C - Property, Plant and Equipment, page F-15

      (a) Did the company's assessment of materiality consider the potential impact on the statement of operations of amortizing prepaid expense, rather than depreciating prepaid expense?

            Company Reply: There was no statement of operations impact. The amount that was inadvertently classified as fixed assets pertained to prepaid expenses to be amortized in future periods. Expense for the current period had already been recorded and was correct. As such, the only change necessary was to reclassify the $51,000 back to prepaid expense.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

      Exhibit 31.2 - Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

      (a) Please amend the filing per the response.

            Company Reply: The Company amended its Form 10-QSB for the quarterly period ended March 31, 2006 per its response of November 16, 2006 on Friday, December 1, 2006.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

      Part I - Financial Information, page 2

      (a) As it appears there are no outstanding preferred shares, why was it appropriate to record preferred shareholder dividends and, for the periods in which it was appropriate to so record a preferred shareholder dividend, how is the dividend reflected in the earnings per share calculation? Please refer to paragraph 9 of FAS 128.

            Company Reply: The previous response to the Commission with regard to this matter was ambiguous. No additional dividends have been paid or recorded since the elimination, in 2000, of preferred stock outstanding. Stock dividends were manually charged by the Company to the accumulated deficit account each period. In the period covered by this report, the stock dividend was inadvertently manually charged to additional paid in capital. There was no charge to EPS since there was no impact on the periods' net loss.

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006
Page 3

            As previously noted in the Company's correspondence to the Commission dated November 16, 2006, the Company plans to amend its Form 10-QSB for the quarterly period ended June 30, 2006 and the pages of the filing that will be affected by changes are attached to this correspondence in redline form as Attachment A.

      The Company acknowledges that:

      o it is responsible for the adequacy and accuracy of the disclosure in its filings.

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

      o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any additional questions or comments to our counsel, Richard
L. Burstein, Esq. at 518-463-3990, who would welcome the opportunity to discuss any such questions or comments in advance of the preparation of any written response by the Commission. Thank you.


                                 Very truly yours,


                                 AMERICAN BIO MEDICA CORPORATION


                                 By: /s/ Keith E. Palmer
                                     -------------------------------
                                         Keith E. Palmer
                                         Executive Vice President of Finance
                                         Chief Financial Officer and Treasurer
                                         (Principal Financial Officer

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006                     ATTACHMENT A
Page 1



                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  FORM 10-QSB/A


|x| Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934. For the quarterly period ended June 30, 2006.

|_| Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934.

      For the transition period from to


                         Commission File Number: 0-28666


                         AMERICAN BIO MEDICA CORPORATION
        -----------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)


                               New York 14-1702188
       -------------------------------------------------------------------
                (State or other jurisdiction of (I.R.S. Employer
               incorporation or organization) Identification No.)


                   122 Smith Road, Kinderhook, New York 12106
                   -------------------------------------------
                    (Address of principal executive offices)


                                  800-227-1243
                           ---------------------------
                           (Issuer's telephone number)


      Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes |X|    No |_|

      State the number of shares outstanding of each of the issuer's classes of common equity as of the latest practicable date:


      21,459,768 Common Shares as of December __, 2006



      Transitional Small Business Disclosure Format: Yes [ ] No [X]

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006
Page 2

                                     PART I
                              FINANCIAL INFORMATION
                         American Bio Medica Corporation
                                 Balance Sheets

                                                                    June 30,   December 31,
                                                                     2006         2005
                                                                  (Unaudited)
                                                                  ----------   ----------
                               Assets
Current assets:
      Cash and cash equivalents                                   $    591,000    $    446,000
      Accounts receivable, net of allowance of $105,000 at both
       June 30, 2006 and December 31, 2005                           1,811,000       1,370,000
      Inventory-net of reserve for slow moving and
       obsolete inventory of $250,000 at both June 30,
       2006 and December 31, 2005                                    3,706,000       4,444,000
      Prepaid and other current assets                                 238,000         109,000
                                                                  ------------    ------------

Total current assets                                                 6,346,000       6,369,000

Property, plant and equipment, net                                   1,376,000       1,562,000
Other assets                                                           107,000           7,000
                                                                  ------------    ------------

Total assets                                                      $  7,829,000    $  7,938,000
                                                                  ============    ============
                Liabilities and Stockholders' Equity
Current liabilities:
      Accounts payable                                            $    776,000    $  1,380,000
      Accrued liabilities                                              113,000         130,000
      Wages payable                                                    180,000         177,000
      Line of credit                                                   230,000
      Current portion of mortgages and notes payable                    23,000          36,000
      Current portion of unearned grant                                 10,000          10,000
                                                                  ------------    ------------

 Total current liabilities                                           1,332,000       1,733,000

  Long term portion of mortgages and notes payable                     582,000         592,000
  Long term portion of unearned grant                                   60,000          60,000
  Other long term liabilities                                          104,000
                                                                  ------------    ------------

 Total liabilities                                                   2,078,000       2,385,000
                                                                  ------------    ------------


Stockholders' equity:
    Preferred stock; par value $.01 per share; 5,000,000
     shares authorized; none issued and outstanding
    Common stock; par value $.01 per share; 50,000,000
     shares authorized; 21,459,768 and 21,359,768 shares
     issued and outstanding at June 30, 2006
     and December 31, 2005,
     respectively                                                      215,000         214,000
Additional paid-in capital                                          18,942,000      18,853,000
Accumulated deficit                                                (13,406,000)    (13,514,000)
                                                                  ------------    ------------


Total stockholders' equity                                           5,751,000       5,553,000
                                                                  ------------    ------------

Total liabilities and stockholders' equity                        $  7,829,000    $  7,938,000
                                                                  ============    ============

The accompanying notes are an integral part of the financial statements

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006
Page 3

SIGNATURES

      In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     AMERICAN BIO MEDICA CORPORATION
                                     (Registrant)


                                     By: /s/ Keith E. Palmer
                                        -------------------------------------
                                        EVP of Finance, Chief Financial Officer
                                        and Treasurer (Principal Accounting
                                        Officer and duly authorized Officer)



Dated: December __, 2006

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006
Page 4

                                                                    Exhibit 31.1

CERTIFICATIONS

I, Stan Cipkowski, certify that:


1. I have reviewed this quarterly report on Form 10-QSB/A of American Bio Medica Corporation;


2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted]; and

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

/s/ Stan Cipkowski
-----------------------
Chief Executive Officer


Date: December __, 2006

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006
Page 5

                                                                    Exhibit 31.2

CERTIFICATIONS

I, Keith E. Palmer, certify that:


1. I have reviewed this quarterly report on Form 10-QSB/A of American Bio Medica Corporation;


2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted]; and

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

/s/ Keith E. Palmer
-------------------
Chief Financial Officer & Executive Vice President


Date:  December__, 2006

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006
Page 6

                                                                    EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



      In connection with the Quarterly Report of American Bio Medica Corporation (the "Company") on Form 10-QSB/A for the period ending June 30, 2006 as filed with the Securities and Exchange Commission on December __, 2006 (the "Report"), I, Stan Cipkowski, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:


            (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                        /s/ Stan Cipkowski
                                        -----------------------
                                        Chief Executive Officer


                                        December __, 2006

United States Securities and Exchange Commission
November 9, 2006-Response of December 14, 2006
Page 7

                                                                    EXHIBIT 32.2


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



      In connection with the Quarterly Report of American Bio Medica Corporation (the "Company") on Form 10-QSB/A for the period ending June 30, 2006 as filed with the Securities and Exchange Commission on December __, 2006 (the "Report"), I, Keith E. Palmer, Chief Financial Officer and Executive Vice President of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:


            (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                        /s/ Keith E. Palmer
                                        -------------------
                                        Keith E. Palmer
                                        Chief Financial Officer and
                                        Executive Vice President


                                        December __, 2006